Exhibit 1
Operating and Financial Review for the period ended 30 June 2022
Six months ended June 2022 compared with six months ended June 2021
Certain Non-GAAP measures included in this operating and financial review have been derived from amounts calculated in accordance with IFRS but are not themselves IFRS measures. They should not be viewed in isolation as alternatives to the equivalent IFRS measure, rather they should be read in conjunction with the equivalent IFRS measure. These and other operational metrics include constant currency, pro-forma (‘like-for-like’), headline operating profit, headline PBIT (Profit Before Interest and Taxation), headline PBT (Profit Before Taxation), billings and estimated net new business/billings, free cash flow, and adjusted net debt and average adjusted net debt, which we define, explain the use of and reconcile to the nearest IFRS measure for the Non-GAAP measures on pages 8 to 11.
Management believes that these measures are both useful and necessary to present herein because they are used by management for internal performance analyses; the presentation of these measures facilitates comparability with other companies, although management’s measures may not be calculated in the same way as similarly titled measures reported by other companies; and these measures are useful in connection with discussions with the investment community.
The exclusion of certain adjusting items may result in headline profit measures being materially higher or lower than reported profit measures, for example when significant impairments or restructuring charges are excluded but the related benefits are included headline profit measures will be higher. Headline profit measures should not be considered in isolation as they provide additional information to aid the understanding of the Group’s financial performance.
Unless the context otherwise requires, the terms "Company", "Group" and Registrant" as used herein shall also mean WPP.
First half overview
Introduction
We have enjoyed a strong first half, with broad-based growth across our creative, media and public relations businesses. This reflects the improved competitive position of our creative businesses, with their growing capabilities in commerce, experience and technology, our continued strength in media and the resurgence in demand for strategic communications advice from our public relations agencies.
Our services are business-critical – driving growth, building brands, innovating and helping clients navigate an increasingly complex marketing environment. As major advertisers increasingly look to integrate their marketing investments, we are well positioned to serve the world’s largest companies, demonstrated by our success with Coca-Cola, which we are now onboarding at pace. The second quarter saw significant assignment wins from Audi, Audible, Danone and Nationwide.
Our commitment to creativity was recognised at Cannes Lions in June where WPP was awarded the most creative company, recognising the quality of our work in all areas, spanning film, digital, media, commerce and creative business transformation. It’s a testament to our investment in creativity and the talent of our people, and we are committed to making WPP the most creative company in the world.
Our clients are continuing to invest in WPP's services, which reflects our attractive industry exposure in technology and healthcare, our broad global footprint, and the importance of what we do for their businesses. The actions we have taken over the last four years leave WPP much better positioned with a more uncertain economic environment ahead.
Performance and progress
Revenue in the first half was £6.8 billion, up 10.2% from £6.1 billion in the first half of 2021, and up 8.7% like-for-like. We have seen good momentum in the first half of the year, with like-for-like growth in revenue across most sectors and most major markets.
Client demand remains healthy across all services. In addition, we have seen strong demand for commerce services, with GroupM's commerce billings increasing 26% year on year in the first half.
Clients and partners
We have won $3.4 billion of net new business billings in the first half, compared to $2.9 billion in the first half of 2021. Key assignment wins include Audi, Audible, Danone, Mars and Nationwide. Following the unprecedented account win last year,

Coca-Cola has been onboarded at pace. During the first half we unveiled the first consistent, global ad platform for Sprite, with the ‘Heat Happens’ campaign which will be rolled out across 200 markets.
In addition, we have developed new, and expanded existing, partnerships with global technology companies. During the period we announced a partnership with Epic Games, the company behind Fortnite and Unreal Engine, to help WPP agencies develop digital experiences in the metaverse. We also unveiled a first-of-its-kind partnership with Instacart, the leading online grocery platform in North America, giving WPP early product insights, access to custom features and a co-developed certification programme.
Creativity and awards
While data and technology play an increasingly important role in modern marketing, creativity is still at the heart of our work, because clients understand that the most effective campaigns start with an insight or idea. We are committed to maintaining our differentiation through sustained investment in creative talent, and integrating creativity with our experience, commerce and technology expertise.
WPP won the prestigious title of most creative company of the year at the Cannes Lions International Festival of Creativity for the second year in a row. WPP agencies collected a total of 176 lions, including a Titanium Lion, 4 Grand Prix and 36 Gold Lions. Ogilvy won global network of the year, recognised for its investment in diverse talent, scaled technology and digital capabilities, and thought leadership.
In the 2022 WARC rankings, Ogilvy also topped the creativity ranking and placed second for effectiveness, becoming the only agency to secure top rankings in both categories and reflecting the breadth of its offer. WARC also named Mindshare the number one media agency network for the third consecutive year. WPP agencies also made their mark at the 2022 Clio awards, where work from AKQA Group, Wunderman Thompson and Ogilvy was recognised with the most prestigious, Grand Clio award.
Our media business, GroupM, retained its ranking as the world’s largest media agency group, as calculated by COMvergence in their 2021 full year report. Once again, GroupM ranked number one in APAC and EMEA and improved to joint second place in North America.
Investment for growth
During the first half we have invested in strategically important capabilities, continuing our focused approach to acquisitions. We announced the acquisitions of Village Marketing, the industry leader in influencer marketing in North America and Bower House Digital, a leading Australian marketing technology services agency. In July we announced the acquisition of Corebiz, a leading Latin American ecommerce agency specialising in VTEX implementation, one of the largest enterprise digital commerce platforms in the region.
We have invested organically in new platforms to provide a future-facing offer to clients and innovate for the long term. The main areas of our investment are Choreograph, to accelerate our data capabilities; the launch of Everymile, our commerce-as-a-service platform; and our market-leading programmatic and connected TV businesses within GroupM Nexus. In addition, we launched GroupM Premium Marketplace, a unified programmatic marketplace supported by global partnerships.
Transformation programme
We continue to make good progress on our transformation plan, designed to achieve £600 million in annual cost efficiencies by 2025. We are on target to achieve our annual runrate of £300 million in efficiencies this year, against a 2019 baseline.
In property, we now have 50,000 people occupying 34 campuses, having opened new campuses in Santiago, Tokyo and Toronto in 2022. By the end of the year, we aim to have 4 further campuses opened and around half of our people working from a campus building.
We are continuing to consolidate and modernise the tools used by our people, predominantly through the roll-out of ERP systems Workday and Maconomy. We are live with Workday in Wunderman Thompson North America. On Maconomy, we now have around 18,500 users on a common technology platform, which is an important stepping-stone for further process optimisation and finance shared services deployment.
In our broader IT transformation, we have moved nearly 1,000 people from agency roles into WPP, and established global hubs in Chennai and Mexico. We have begun to realise opportunities identified from a zero-based budgeting review across Corporate IT and Ogilvy, and are commencing work on rolling out this approach across the remaining IT spend in WPP.
In procurement, we hosted a supplier day for 30 key suppliers to communicate our procurement strategy and align incentives, driving incremental savings. We are implementing a new procurement operating model leveraging our global scale, aligned around categories and consolidating suppliers.

We have also merged more of our businesses to simplify our organisation and respond to our clients’ needs. Within GroupM we announced the merger of Essence and MediaCom to form EssenceMediacom and the formation of Nexus which brings together Finecast, Xaxis and GroupM Services to form one of the world’s leading media performance organisations. Last month we announced the merger of our specialist design agencies, Design Bridge and Superunion to create a single leading design company, Design Bridge and Partners.
Finally, we have made progress in streamlining our operating model, reducing statutory entities by approximately a further 150 in the first half of the year.
Review of Group results from operations
Revenue
Revenue from operations was up 10.2% at £6.8 billion in the first half of 2022 compared to £6.1 billion in the first half of 2021. Revenue on a constant currency basis was up 7.2% compared with the same period last year. Net changes from acquisitions and disposals had a negative impact of 1.5% on growth, leading to a like-for-like performance, excluding the impact of currency and acquisitions, of 8.7%. Billings were up 5.1% at £24.6 billion compared with the first half of 2021. In the second quarter, revenue was up 13.3% and like-for-like revenue was up 9.3%.
Costs of services, general and administrative costs
Costs of services increased by 9.9% in the first half of 2022 to £5.7 billion from £5.2 billion in the first half of 2021. General and administrative costs increased by 12.3% in the first half of 2022 to £509 million from £453 million in the first half of 2021.
Staff costs increased by 13.2% in the first half of 2022 to £3.9 billion from £3.5 billion in the first half of 2021. Staff costs, excluding incentives (cash-based and share-based incentive) payments of £164 million (2021: £244 million), were up 16.7% year-on-year to £3.8 billion, reflecting higher headcount and the full year impact of the salary reviews that took place in June 2021. Establishment costs were down 0.8% at £263 million as we continued to benefit from our campus roll-out. IT costs were up 11.3% at £308 million, reflecting investment in products and services. Personnel costs rose 84.6% to £96 million, reflecting the return of business travel, as expected.
On a like-for-like basis, the average number of people in the Group in the first half was 113,000 compared to 102,000 in the first half of 2021. The total number of people as at 30 June 2022 was 115,000 compared to 104,000 as at 30 June 2021.
In the first half of 2022, the Group had £75 million of restructuring and transformation costs, £31 million of amortisation and impairment of acquired intangible assets, £6 million of restructuring costs in relation to COVID-19, and £48 million of losses on disposal of investments and subsidiaries. These costs were partially offset by £60 million of gains on the remeasurement of equity interests arising from a change in scope of ownership. This compares with £34 million of restructuring and transformation costs, £30 million of amortisation and impairment of acquired intangible assets, £22 million of litigation settlement, £20 million of restructuring costs in relation to COVID-19, and £1 million of losses on disposal of investments and subsidiaries in the first half of 2021.
Operating profitability
Operating profit was £539 million in the first half of 2022, compared to an operating profit of £484 million in the first half of 2021. Headline operating profit was up 8.2% to £639 million from £590 million in the first half of 2021. The difference between the headline operating profit and operating profit principally reflects the £75 million of restructuring and transformation costs, £48 million of losses on disposal of investments and subsidiaries, and £31 million of amortisation and impairment of acquired intangible assets charges, partially offset by £60 million of gains on remeasurement of equity interests arising from a change in scope of ownership, and in the first half of 2022.
The Group’s headline operating profit is net of £17 million of severance costs, compared with £15 million in the first half of 2021 and £164 million of incentive payments, compared to £244 million in the first half of 2021.
Interest and taxes
Net finance costs, equal to finance and investment income less finance costs (excluding the revaluation and retranslation of financial instruments), were £89 million, a decrease of £28 million year-on year, due to higher investment income, lower bond debt and higher interest earned on cash.
Revaluation and retranslation of financial instruments resulted in a gain of £33 million for the half year of 2022, an increase of £45 million from a loss of £12 million for the half year 2021 primarily as a result of revaluation of put options over non-controlling interests.
The tax rate on profit before tax was 28.1% (2021: 27.2%).

Earnings and dividend
Profit before tax was £419 million, compared to £394 million in the prior period, principally reflecting higher operating profit and gains on the remeasurement of equity interests arising from changes in ownership, partially offset by the loss on the divestment of our Russian operations and higher restructuring and transformation costs. Headline profit before tax was up 12.0% at £562 million.
Profit after tax was £301 million compared to £287 million in the prior period. Profits attributable to share owners were £258 million, compared to a profit of £253 million in the prior period.
Diluted earnings per share was 22.7p, compared to diluted earnings per share of 20.6p in the prior period.
For 2022, the Board is declaring an interim dividend of 15.0p per ordinary share, an increase of 20% year-on-year. The record date for the interim dividend is 14 October 2022, and the dividend will be payable on 1 November 2022.
Reportable segments review
The following tables give details of revenue and revenue less pass-through costs by reportable segment, as well as revenue and revenue less pass-through costs growth by reportable segment for the second quarter and first half of 2022. Headline operating profit and headline operating profit margin by reportable segment for the first half of 2022 are also provided below.
Revenue analysis

	Three months ended 30 June 2022	Reported change three months ended 30 June 2022	Like-for-like change three months ended 30 June 2022	Six months ended 30 June 2022	Reported change six months ended 30 June 2022	Like-for-like change six months ended 30 June 2022
	£m			£m
Global Integrated Agencies	3,111	13.0%	10.2%	5,701	9.6%	9.3%
Public Relations	302	28.0%	9.0%	572	27.2%	11.2%
Specialist Agencies	251	1.5%	(0.3)%	482	0.5%	0.2%
Total Group	3,664	13.3%	9.3%	6,755	10.2%	8.7%
Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies’ Q2 and H1 2021 revenue by £17.9 million and £33.2 million respectively and reduces Specialist Agencies’ by the same amount.

Revenue less pass-through costs1 analysis

	Three months ended 30 June 2022	Reported change three months ended 30 June 2022	Like-for-like change three months ended 30 June 2022	Six months ended 30 June 2022	Reported change six months ended 30 June 2022	Like-for-like change six months ended 30 June 2022
	£m			£m
Global Integrated Agencies	2,432	13.1%	8.2%	4,538	10.8%	8.4%
Public Relations	283	26.7%	7.3%	545	27.0%	10.5%
Specialist Agencies	220	14.6%	10.9%	426	14.3%	11.9%
Note
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 to the Company's unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.
Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies’ Q2 and H1 2021 revenue less pass-through costs by £15.0 million and £28.4 million respectively and reduces Specialist Agencies’ by the same amount.
Headline operating profit analysis

	Headline operating profit six months ended 30 June 2022	Headline operating profit margin[1] six months ended 30 June 2022	Headline operating profit six months ended 30 June 2021	Headline operating profit margin[1] six months ended 30 June 2021
	£m	%	£m	%
Global Integrated Agencies	507	11.2	489	11.9
Public Relations	83	15.2	63	14.8
Specialist Agencies	49	11.4	38	10.3
Total Group	639		590
Note
1Headline operating profit margin is calculated as headline operating profit as a percentage of revenue less pass-through costs.
Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. This increases Global Integrated Agencies’ H1 2021 headline operating profit by £6 million and reduces Specialist Agencies’ by the same amount.
Global Integrated Agencies like-for-like revenue less pass-through costs was up 8.4% in the first half and up 8.2% in the second quarter. All of our integrated agencies were in growth in the first half. GroupM, representing 37% of revenue less pass-through costs, saw 11.8% like-for-like growth in the half and 10.9% growth in the second quarter. VMLY&R and AKQA Group are showing an improving growth trend year-on-year in the second quarter. Wunderman Thompson and Ogilvy recorded encouraging growth. As a result, headline operating profit was up £18 million from £489 million for the six months ended 30 June 2021 to £507 million for the six months ended 30 June 2022.
Public Relations like-for-like revenue less pass-through costs was up 10.5% in the first half and up 7.3% in the second quarter. All parts of the business grew in the second quarter, with H+K being a particularly strong performer. Purpose-related communications and ESG advisory remain a key growth driver. During the period we launched FGS Global, the new name and branding for the merger of Finsbury Glover Hering and Sard Verbinnen. As a result, headline operating profit was up £20 million from £63 million for the six months ended 30 June 2021 to £83 million for the six months ended 30 June 2022.
Specialist Agencies like-for-like revenue less pass-through costs was up 11.9% in the first half and up 10.9% in the second quarter. CMI and Landor & Fitch, the two largest businesses within Specialist Agencies, continued to be stand-out performers. As a result, headline operating profit was up £11 million from £38 million for the six months ended 30 June 2021 to £49 million for the six months ended 30 June 2022.

Regional review
The following tables give details of revenue and revenue less pass-through costs by region, as well as revenue and revenue less pass-through costs growth by region for the second quarter and first half of 2022. Headline operating profit by region is provided in note 7 of Exhibit 2.
Revenue analysis

	Three months ended 30 June 2022	Reported change three months ended 30 June 2022	Like-for-like change three months ended 30 June 2022	Six months ended 30 June 2022	Reported change six months ended 30 June 2022	Like-for-like change six months ended 30 June 2022
	£m			£m
N. America	1,399	24.9%	12.4%	2,586	18.4%	10.9%
United Kingdom	495	0.3%	1.0%	956	3.1%	3.2%
W. Cont. Europe	731	0.4%	3.7%	1,352	0.9%	5.3%
AP, LA, AME, CEE[1]	1,039	16.3%	14.8%	1,861	10.7%	11.8%
Total Group	3,664	13.3%	9.3%	6,755	10.2%	8.7%
Note
1Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
Revenue less pass-through costs1 analysis

	Three months ended 30 June 2022	Reported change three months ended 30 June 2022	Like-for-like change three months ended 30 June 2022	Six months ended 30 June 2022	Reported change six months ended 30 June 2022	Like-for-like change six months ended 30 June 2022
	£m			£m
N. America	1,173	26.0%	10.2%	2,189	20.4%	9.5%
United Kingdom	385	7.2%	6.2%	737	8.4%	7.1%
W. Cont. Europe	579	3.6%	6.6%	1,086	3.4%	7.7%
AP, LA, AME, CEE[2]	798	11.4%	8.0%	1,497	10.8%	9.8%
Notes
1Revenue less pass-through costs is revenue less media and other pass-through costs. Pass-through costs comprise fees paid to external suppliers where they are engaged to perform part or all of a specific project and are charged directly to clients, predominantly media costs. See note 4 to the Company's unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, for more details of the pass-through costs.
2Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.
North America like-for-like revenue less pass-through costs was up 9.5% in the first half. There was an improving trend in the second quarter, with like-for-like revenue less pass-through costs up 10.2%. Growth was driven predominantly by GroupM, along with strong growth in Hogarth, Superunion and H+K Strategies.
United Kingdom like-for-like revenue less pass-through costs was up 7.1% in the first half and up 6.2% in the second quarter. Of our major agencies, AKQA Group, H+K Strategies and Landor & Fitch all grew double digits in the first half. VMLY&R and GroupM saw slower growth as a result of very strong performances in the prior period.
Western Continental Europe like-for-like revenue less pass-through costs was up 7.7% in the first half of 2022 and up 6.6% in the second quarter. We saw a strong performance in Germany, mainly driven by GroupM, and Spain, while France continued to be impacted by assignment losses from 2021.
In Asia Pacific, Latin America, Africa & the Middle East and Central & Eastern Europe, like-for-like revenue less pass-through costs was up 9.8% in the first half of 2022 and up 8.0% in the second quarter. Latin America was the strongest region, with continued double-digit growth led by Brazil. Asia Pacific also grew, with sustained momentum in India offsetting weak China performance, which has been impacted by ongoing lockdowns.
Cash Flow and Balance Sheet
The Group’s unaudited condensed consolidated interim cash flow statement, balance sheet and notes as at 30 June 2022 are provided in Exhibit 2.
Net cash outflow from operating activities was £1,111 million in the first half of 2022, compared to a cash inflow of £39 million in the first half of 2021.

In the first half of 2022, operating profit was £539 million, depreciation and amortisation £255 million, impairments and investment and other write downs £8 million, non-cash share-based incentive charges £67 million, earnout payments £63 million, working capital and provisions outflow £1,741 million, net interest paid £60 million, tax paid £163 million, lease liabilities (including interest) paid £190 million, capital expenditure £117 million and other net cash outflows £9 million. Free cash flow was, therefore, an outflow of £1,474 million.
This free cash flow outflow was partially offset by £33.7 million disposal proceeds (of which £29.2 million was disposals of investments and subsidiaries net of cash disposed, and £4.5 million was proceeds on disposal of property, plant and equipment) and increased by £45.6 million in net initial acquisition payments and £681 million of share purchases (of which £637 million relate to share buybacks). Since June 2021 we have completed £1.1 billion of share buybacks.
As at 30 June 2022 we had cash and cash equivalents of £1.5 billion and total liquidity, including undrawn credit facilities, of £3.4 billion. Debt financing at 30 June 2022 was £4.9 billion, compared to £4.8 billion as of 31 December 2021. Average adjusted net debt in the first half of 2022 was £2.4 billion, compared to £1.4 billion in the prior period, at 2022 exchange rates. On 30 June 2022 adjusted net debt was £3.1 billion, against £1.5 billion on 30 June 2021, an increase of £1.6 billion at reported and at 2022 exchange rates.
Our bond portfolio at 30 June 2022 had an average maturity of 6.8 years.
Summarised financial information about Guarantors and Issuers of Guaranteed Securities
As at 30 June 2022, WPP Finance 2010 had in issue $93 million ($28 million was repaid in 2018 and $179 million was repaid in 2019 from the $300 million initially issued) of 5.125% bonds due September 2042 with WPP plc as parent guarantor and WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited and WPP Jubilee Limited as subsidiary guarantors.
In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Air 1, WPP 2008 Limited, WPP 2005 Limited, WPP 2012 Limited or WPP Jubilee Limited obtaining reimbursement for any such payments from WPP Finance 2010.
Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2022	For the year ended 31 December 2021
	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Administrative income/(expenses) due from/to non-guarantors	14.5	29.0
Share of results of associates	—	—
Finance and investment income from non-guarantors	16.3	44.2
Finance costs to non-guarantors	(191.3)	(226.4)
(Loss)/profit for the period	(439.6)	111.2
Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2022	At 31 December 2021
	£m	£m
Due from Non-Guarantors-long term	1,753.8	1,713.0
Non-current assets	1,941.0	1,896.0
Due from Non-Guarantors-short term	915.3	977.0
Current assets	1,479.9	1,525.1
Due to Non-Guarantors-short term	(25,140.6)	(27,500.5)
Current Liabilities	(25,247.1)	(27,822.3)
Due to Non-Guarantors-long term	(1,356.3)	(1,543.5)
Non-current liabilities	(2,332.2)	(2,440.4)

As at 30 June 2022, WPP Finance 2010 had in issue $750 million of 3.750% bonds due September 2024 and $220 million ($50 million was repaid in 2018 and $230 million was repaid in 2019 from the $500 million initially issued) of 5.625% bonds due November 2043, with WPP plc as parent guarantor and WPP Jubilee Limited and WPP 2005 Limited as subsidiary guarantors.
In the event that WPP Finance 2010 fails to pay the holders of the securities, thereby requiring WPP plc, WPP Jubilee Limited or WPP 2005 Limited to make payment pursuant to the terms of their full and unconditional, and joint and several guarantee of those securities, there is no impediment to WPP plc, WPP Jubilee Limited or WPP 2005 Limited obtaining reimbursement for any such payments from WPP Finance 2010.
Summarised income statement information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	For the six months ended 30 June 2022	For the year ended 31 December 2021
	£m	£m
Revenue	—	—
Costs of services	—	—
Gross profit	—	—
Administrative income/(expenses) due from/to non-guarantors	14.5	29.0
Share of results of associates	—	—
Finance and investment income from non-guarantors	16.3	44.2
Finance costs to non-guarantors	(191.3)	(226.4)
(Loss)/profit for the period	(439.6)	111.2
Summarised balance sheet information for WPP Finance 2010 (issuer), WPP plc and Subsidiary Guarantors

	At 30 June 2022	At 31 December 2021
	£m	£m
Due from Non-Guarantors-long term	1,753.8	1,713.0
Non-current assets	1,941.0	1,896.0
Due from Non-Guarantors-short term	1,084.5	1,146.1
Current assets	1,649.0	1,694.3
Due to Non-Guarantors-short term	(25,141.3)	(27,501.2)
Current Liabilities	(25,247.7)	(27,822.8)
Due to Non-Guarantors-long term	(1,356.3)	(1,543.5)
Non-current liabilities	(2,332.2)	(2,440.4)
The issuer and guarantors of the bonds (issuer and subsidiary guarantors are 100% owned by WPP plc) are consolidated subsidiaries of WPP plc and are each subject to the reporting requirements under section 15(d) of the Securities Exchange Act of 1934. The summarised financial information for WPP Finance 2010 and the guarantors is presented on a combined basis with intercompany balances and transactions between the entities in the issuer and guarantors group eliminated. The summarized financial information is prepared in accordance with IFRS as issued by the IASB and is intended to provide investors with meaningful financial information, and is provided pursuant to Rule 13-01 of Regulation S-X which allows for alternative financial disclosures or narrative disclosures in lieu of the separate financial statements of WPP Finance 2010 and the guarantors. The financial information presented is that of the issuers and guarantors of the guaranteed security, and the financial information of non-issuer and non-guarantor subsidiaries has been excluded.
NON-GAAP INFORMATION
As introduced on page 1, the following are the Group’s Non-GAAP performance measures.
Constant currency
The condensed consolidated interim financial statements are presented in pounds sterling. However, the Group’s significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and illustrate the underlying change in revenue, profit, and other relevant financial statement line items from one year to the next, the Group has adopted the practice of discussing results in both reportable currency (local currency results translated into pounds sterling at the prevailing foreign exchange rate) and constant currency.

The Group uses US dollar-based, constant currency models to measure performance. These are calculated by applying budgeted 2022 exchange rates to local currency reported results for the current and prior year which excludes any variances attributable to foreign exchange rate movements.
Pro-forma (‘like-for-like’)
Management believes that discussing pro-forma or like-for-like contributes to the understanding of the Group’s performance and trends because it allows for meaningful comparisons of the current period to that of prior periods.
Pro-forma comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results, adjusted to include the results of acquisitions and disposals, the reclassification of certain businesses to associates in 2021 and the restatement of agency arrangements under IFRS 15 for the commensurate period in the prior year. Both periods exclude results from Russia. The Group uses the terms ‘pro-forma’ and ‘like-for-like’ interchangeably.
The following table reconciles reported revenue growth for the three month and six month periods ended 30 June 2022 and 2021, to like-for-like revenue growth for the same periods.

	Three months ended 30 June		Six months ended 30 June
	Revenue		Revenue
	£m	%	£m	%
2021 Reported	3,235.1		6,132.5
Impact of exchange rate changes	177.4	5.5	183.2	3.0
Impact of acquisitions and disposals	(48.4)	(1.5)	(91.6)	(1.5)
Like-for-like growth	299.9	9.3	531.2	8.7
2022 Reported	3,664.0	13.3	6,755.3	10.2
Headline operating profit
Headline operating profit is one of the measures that management uses to assess the performance of the business.
Headline operating profit is calculated as operating profit before gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.
Adjustments to operating profit described above are included in costs of services and general administrative costs as provided in note 4 of the unaudited condensed consolidated interim financial statements, which appears in Exhibit 2, and are components of operating profit.
A tabular reconciliation of operating profit to headline operating profit is provided in note 20 of the unaudited condensed consolidated interim financial statements of the Company, which appears in Exhibit 2.
Headline PBIT
Headline PBIT is one of the measures that management uses to assess the performance of the business.
Headline PBIT is calculated as profit before finance and investment income/costs and revaluation and retranslation of financial instruments, taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.

A tabular reconciliation of profit before interest and taxation to headline PBIT is shown below.

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Profit before interest and taxation	474.9	523.6
Amortisation and impairment of acquired intangible assets	31.5	30.1
Losses on disposal of investments and subsidiaries	48.1	1.0
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60.4)	—
Litigation settlement	—	21.7
Restructuring and transformation costs	75.3	34.3
Restructuring costs in relation to COVID-19	5.9	19.7
Share of exceptional losses of associates	76.1	(11.7)
Headline PBIT	651.4	618.7
Headline PBT
Headline PBT is one of the measures that management uses to assess the performance of the business.
Headline PBT is calculated as profit before taxation, gains/losses on disposal of investments and subsidiaries, investment and other impairment (reversals)/charges, goodwill impairment and other goodwill write-downs, amortisation and impairment of acquired intangible assets, restructuring and transformation costs, restructuring costs in relation to COVID-19, litigation settlement, share of exceptional gains/losses of associates, gains/losses arising from the revaluation and retranslation of financial instruments and gains/losses on remeasurement of equity interests arising from a change in scope of ownership.
A tabular reconciliation of profit before taxation to headline PBT is shown below.

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Profit before taxation	418.6	394.4
Amortisation and impairment of acquired intangible assets	31.5	30.1
Losses on disposal of investments and subsidiaries	48.1	1.0
Gains on remeasurement of equity interests arising from a change in scope of ownership	(60.4)	—
Restructuring and transformation costs	75.3	34.3
Restructuring costs in relation to COVID-19	5.9	19.7
Share of exceptional losses/(gains) of associates	76.1	(11.7)
Litigation settlement	—	21.7
Revaluation and retranslation of financial instruments	(33.1)	12.1
Headline PBT	562.0	501.6
Billings and estimated net new business/billings
Billings and estimated net new business/billings are metrics that management uses to assess the performance of the business.
Billings comprise the gross amounts billed to clients in respect of commission-based/fee-based income together with the total of other fees earned. Net new business/billings represent the estimated annualised impact on billings of new business gained from both existing and new clients, net of existing client business lost. The estimated impact is based upon initial assessments of the clients’ marketing budgets, which may not necessarily result in actual billings of the same amount.
Free cash flow
The Group bases its internal cash flow objectives on free cash flow. Management believes free cash flow is meaningful to investors because it is the measure of the Group’s funds available for acquisition related payments, dividends to shareholders, share repurchases and debt repayment. The purpose of presenting free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures of maintaining the capital and operating structure of the Group (in the form of payments of interest, corporate taxation and capital expenditure). This computation may not be comparable to that of similarly titled measures presented by other companies.

Free cash flow is calculated as net cash flow from operating activities including share option proceeds less earnout payments, purchases of property, plant and equipment, purchases of other intangible assets, repayment of lease liabilities and dividends paid to non-controlling interests in subsidiary undertakings.
A tabular reconciliation of net cash flow from operating activities to free cash flow is shown below:

	Six months ended 30 June 2022	Six months ended 30 June 2021
	£m	£m
Net cash (outflow)/inflow from operating activities	(1,110.8)	39.2
Share option proceeds	1.1	—
Earnout payments	(63.3)	(14.1)
Purchase of property, plant and equipment	(102.4)	(111.6)
Purchase of other intangible assets (including capitalised computer software)	(14.6)	(26.7)
Repayment of lease liabilities	(146.3)	(157.4)
Dividends paid to non-controlling interests in subsidiary undertakings	(37.2)	(74.5)
Free cash flow	(1,473.5)	(345.1)
Adjusted net debt and average adjusted net debt
Management believes that adjusted net debt and average adjusted net debt are appropriate and meaningful measures of the debt levels within the Group. This is because of the seasonal swings in our working capital generally, and those resulting from our media buying activities on behalf of our clients in particular, though our cash resources could be used to repay the debt concerned.
Adjusted net debt at a period end consists of cash and short-term deposits, bank overdraft, bonds and bank loans due within one year and bonds and bank loans due after one year. Adjusted net debt excludes lease liabilities. Average adjusted net debt is calculated as the average daily net borrowings of the Group.
The following table is an analysis of adjusted net debt:

	30 June 2022	31 December 2021
	£m	£m
Cash and short-term deposits	1,775.0	3,882.9
Bank overdrafts, bonds and bank loans due within one year	(289.1)	(567.2)
Bonds and bank loans due after one year	(4,620.7)	(4,216.8)
Adjusted net debt	(3,134.8)	(901.1)